Hollysys Automation Technologies Provides Its Ground-Based High-Speed Rail Signaling System to Hankou-Yichang and Xiamen-Shenzhen Lines

Beijing, China – Aug 9, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it has signed two contracts to supply its ground-based high-speed rail signaling system to Hankou-Yichang and Xiamen-Shenzhen lines valued to a aggregate of approximately US $ 8.5 million, or RMB 57.8 million.

Pursuant to the terms of the contracts signed, Hollysys will provide its ground-based high-speed rail signaling system, including Train Control Centers (TCC) and Line Side Electronic Units (LEU) to the Hankou-Yichang and Xiamen-Shenzhen Lines. The Hankou-Yichang Line connects Wuhan city and Yichang City in Hubei Province with 282 km in length and a contract value of US $ 5.6 million, or RMB 38.2 million. The Xiamen-Shenzhen Line connects the cities of Xiamen and Zhao’an in Fujian Province in the first phase with 144 km in length and a contract value of US $2.9 million, or RMB 19.6 million. Both lines are designed with a traveling speed of 200 km/h, and scheduled for commercial operation in December of 2011 and 2012 respectively.

Dr. Changli Wang, Hollysys’ CEO and Chairman of the Board, commented, “We are very pleased to sign the two contracts to provide our ground-based high-speed rail signaling system to Hankou-Yichang and Xiamen-Shenzhen Lines. These contract wins, together with our recently announced progress in China’s north-west region, further validate Hollysys’ leading position in China’s high-speed rail signaling market.”

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com

Or

Xiuling Zhang
Investor Relations
+1-646-593-8125
investors@hollysys.com